August 12, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.

Registration Statement on Form S-1

Filed March 2, 2005

File No. 333-123073

H-Lines Finance Holding Corp.

Registration Statement on Form S-4

Filed March 30, 2005

File No. 333-123682

Dear Ms. Williams:

On behalf of Horizon Lines, Inc. (the “Company”), we have set forth below the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 8, 2005 (the “Comment Letter”) with respect to the above-referenced registration statements of the Company and its subsidiary, H-Lines Finance Holding Corp. Simultaneously with our submission of this response letter, the Company has filed, via the EDGAR system, Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (File No. 333-123073), filed on March 2, 2005 (the “Registration Statement”). By overnight courier, the Company will be sending you a blacklined copy of Amendment No. 4, which has been marked to indicate our changes to Amendment No. 3 to the Registration Statement.

For your convenience, we have set forth below the Staff’s comments, in italics, followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the blacklined copy of Amendment No. 4, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in Amendment No. 4. The Company would be most appreciative of your prompt review of this filing.

Prospectus Summary, page 1

Our Company, page 1

1.	Before stating EBITDA amounts, you must first disclose net income.

Securities and Exchange Commission

August 12, 2005

Revisions have been made in response to this comment. See pages 1 and 89.

Recent Developments, page 6

2.	Please revise the amended disclosure to update and reflect the expiration of the 9% senior notes exchange offer. Also, please remove references stating that the SEC declared the 9% senior notes exchange offer registration statement effective on pages 6 and 86 or tell us why this disclosure is necessary or relevant to investors.

The Company has updated the disclosure to reflect the consummation of the 9% senior notes exchange offer on August 1, 2005. As the offer was consummated, the Company has removed all references stating that the SEC declared the 9% senior notes exchange offer registration statement effective. See pages 6 and 86. The Company believed that this disclosure was relevant to investors as it indicated that the relevant issuers (which are subsidiaries of the Company) of the 9% senior notes were in the process of complying with contractual obligations under such notes, a breach of which would have led to penalty interest rates.

Risk Factors, page 18

3.	Please include a risk factor, explaining the interest rate risk you describe on page 87.

Revisions have been made in response to this comment. See page 21.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline, page 33

4.	Revise this risk factor to reflect the addition of selling stockholders to the registration statement.

The Company, after a discussion with the Staff, believes that it has adequately disclosed the risks associated with the addition of selling stockholders to the Registration Statement in “Risk Factors—Risks Related to this Offering” beginning on page 31.

Principal and Selling Stockholders, page 129

5.	Please include zeros in the table and replace variables that are unknown at this date with brackets.

Revisions have been made in response to this comment. See page 129.

6.	Please revise into two separate tables, one for principal stockholders and one for selling stockholders.

Revisions have been made in response to this comment. See pages 129 and 130.

Underwriting, page 164

7.	Please revise to state that the selling shareholders are deemed underwriters, assuming the underwriters exercise the over-allotment option.

Revisions have been made in response to this comment. See page 165.

Securities and Exchange Commission

August 12, 2005

Where can you find more information, page 167

8.	The SEC address is 100 F Street NE, Washington DC 20549.

Revisions have been made in response to this comment. See page 168.

* * *

Pursuant to Rule 461 under the Securities Act we hereby inform you, on behalf of the Company and the representatives of the underwriters for the proposed offering, that the Company and such representatives may make an oral request that the Registration Statement be declared effective, and we have been authorized by the Company and such representatives to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Please do not hesitate to contact the undersigned at (212) 756-2431 or James Nicoll of my office at (212) 756-2497 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Andre Weiss

Andre Weiss

cc:	Johanna Vega Losert, Securities and Exchange Commission

M. Mark Urbania, Horizon Lines, Inc.

Robert S. Zuckerman, Horizon Lines, Inc.

James Nicoll, Schulte Roth & Zabel LLP